SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

For the month of September, 2018

(Commission File No. 001-33356),

Gafisa S.A.
(Translation of Registrant's name into English)

Av. Nações Unidas No. 8501, 19th floor
São Paulo, SP, 05425- 070
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______

Indicate by check mark if the registrant is submitting
the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)

Yes ______ No ___X___

Indicate by check mark if the registrant is submitting
the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ______ No ___X___

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes ______ No ___X___

If “Yes” is marked, indicate below the file number assigned
to the registrant in connection with Rule 12g3-2(b): N/A

GAFISA S.A.

Corporate Taxpayer’s ID (CNPJ/MF) No. 01.545.826/0001-07

Corporate Registry (NIRE) 35.300.147.952

Publicly-Held Company

Final Synthetic Voting Map(1) for the Extraordinary Shareholders’ Meeting of GAFISA S.A. held on September 25, 2018 at 10:30 a.m.

Resolution Description	Vote	Number of Shares(²)
1. Remove from office all members of the Board of Directors.	Approval	17,274,677
	Rejection	9,898,352
	Abstention	147,432
2. To establish in seven the number of members that will compose the Board of Directors.	Approval	17,916,021
	Rejection	9,256,274
	Abstention	148,100
3. Elect new members to compose the Board of Directors using the cumulative voting process:	Number of votes received
3.1. Tomás Rocha Awad	28,636,407
3.2. Eric Alexandre Alencar	16,107,720
3.3. Ana Maria Loureiro Recart	24,119,646
3.4. Karen Sanchez Guimarães	24,121,788
3.5. Pedro Carvalho de Mello	24,114,074
3.6. Thiago Hi Joon You	24,122,796
3.7. Mu Hak You	24,116,047
3.8. Other candidates	50,362,932
3.9. Abstentions	988,071

(1)               Considering the consolidation of votes cast by the shareholders at the Meeting and the votes issued by means of the remote voting form.

(2)               Number of shares and number of votes based on the information given by the Meeting’s Board.

1

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date: September 25, 2018

Gafisa S.A.

By:	/s/ Sandro Gamba
Name: Sandro Gamba Title: Chief Executive Officer